EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2011		2010		2009		2008		2007
Earnings from continuing operations before income taxes	$258,524		$185,340		$140,390		$418,199		$249,997
Add:
Interest on indebtedness	33,873		36,545		35,347		47,011		33,311
Amortization of debt expense	1,033		1,037		973		1,070		796
Portion of rents representative of the interest factor	10,106		9,472		10,109		10,636		8,383
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(355)		(352)		(132)		(66)		427

Earnings (as defined)	$303,181		$232,042		$186,687		$476,850		$292,914

Fixed charges:
Interest on indebtedness	$33,873		$36,545		$35,347		$47,011		$33,311
Amortization of debt expense	1,033		1,037		973		1,070		796
Portion of rents representative of the interest factor	10,106		9,472		10,109		10,636		8,383

Total fixed charges	$45,012		$47,054		$46,429		$58,717		$42,490

Ratio of earnings to fixed charges	6.7	x	4.9	x	4.0	x	8.1	x	6.9	x